PRICING SUPPLEMENT (To Prospectus dated March 2, 2009 and Prospectus Supplement dated March 10, 2009)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-157642.
$1,250,000,000

1.000% Medium-Term Notes, Series B, due February 17, 2015

We are offering $1,250,000,000 aggregate principal amount of 1.000% Medium-Term Notes, Series B due February 17, 2015 (the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the Notes on February 17 and August 17 of each year and on the maturity date. The first such payment will be on August 17, 2012. The Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement.

	Per Note	Total
Public offering price(1)	99.850%	$1,248,125,000
Underwriting discount	0.225%	$2,812,500
Proceeds, before expenses, to the Company(1)	99.625%	$1,245,312,500
____________________
(1) Plus accrued interest, if any, from February 17, 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about February 17, 2012.

Joint Book-Running Managers

Barclays Capital	BNP PARIBAS	Citigroup	Deutsche Bank Securities

Co-Managers
Credit Suisse
Fifth Third Securities, Inc.
J.P. Morgan
Morgan Stanley
M.R. Beal & Company
TD Securities
Toussaint Capital Partners LLC

 The date of this pricing supplement is February 14, 2012.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

TABLE OF CONTENTS

Pricing Supplement
Page

Description of the Notes	PS-1
Underwriting	PS-3

Prospectus Supplement

Risk Factors	S-3
Description of the Notes	S-6
Use of Proceeds	S-29
Ratio of Earnings to Fixed Charges	S-29
United States Federal Income Taxation	S-29
Plan of Distribution	S-41

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Incorporation of Information Filed with the SEC	1
Toyota Motor Credit Corporation	2
Description of Debt Securities	2
Legal Matters	10
Experts	10

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement.  Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the prospectus supplement shall have the meanings assigned to them in the prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;
•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and
•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,
•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,
•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,
•	will not be redeemable before their maturity;
•	will not be subject to mandatory redemption or repayment at your option,
•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount,
•	will be denominated in U.S. dollars, and
•	will pay interest on the basis of a 360-day year of twelve 30-day months.

Principal Amount: $1,250,000,000

Trade Date: February 14, 2012

Original Issue Date: February 17, 2012

Stated Maturity Date: February 17, 2015

Interest: 1.000% per annum from February 17, 2012

Interest Payment Dates: On the 17th of each February and August, and on the Stated Maturity Date, beginning August 17, 2012

Business Day Convention: Following, unadjusted

CUSIP / ISIN: 89233P5Z5/US89233P5Z53

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated February 14, 2012 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of March 10, 2009, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), and the joinder agreement dated as of December 1, 2010, between us and UBS Securities LLC, we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Aggregate Principal Amount of Notes
Barclays Capital Inc.	$281,250,000
BNP Paribas Securities Corp.	281,250,000
Citigroup Global Markets Inc.	281,250,000
Deutsche Bank Securities Inc.	281,250,000
Credit Suisse Securities (USA) LLC	25,000,000
J.P. Morgan Securities LLC	25,000,000
Morgan Stanley & Co. LLC	25,000,000
Fifth Third Securities, Inc.	12,500,000
M.R. Beal & Company	12,500,000
TD Securities (USA) LLC	12,500,000
Toussaint Capital Partners LLC	12,500,000
Total	$1,250,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover page of this pricing supplement.  Any Notes sold by the Underwriters to dealers may be sold at the public offering prices less a concession not to exceed 0.15% of the principal amount of the Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.09% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to public, Barclays Capital Inc., on behalf of the Underwriters, may change the public offering prices and concessions.  The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these transactions. Counterparties to these hedging activities also may engage in market transactions involving the Notes offered under this pricing supplement.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.